Exhibit 21

RED LION HOTELS CORPORATION
List of Subsidiaries of Red Lion Hotels Corporation as of February 20, 2015

Name	State of Organization

Bellevue Inn, LLC(1)	Washington
ConnectUs Hotels, LLC(1)	Washington
Red Lion Hotels Holdings, Inc. (1)	Delaware
TicketsWest.com, Inc. (1)	Washington
Red Lion Hotels Franchising, Inc. (1)	Washington
WestCoast Hotel Properties, Inc. (1)	Washington
WHC805, LLC(1)	Washington
Red Lion Anaheim, LLC(1)	Washington
Red Lion Hotels Management, Inc. (1)	Washington
Red Lion Hotels Limited Partnership(1) (2)	Delaware
RL Venture LLC(3)	Delaware

(1)	Each of these subsidiaries is directly or indirectly wholly owned by Red Lion Hotels Corporation.
(2)	This limited partnership is owned by Red Lion Hotels Corporation and Bellevue Inn, LLC.
(3)
Red Lion Hotels Corporation owns 55% of the member interests in this limited liability company, which wholly owns one Delaware limited liability company that wholly owns 12 limited liability companies, each of which holds one hotel property.